July 25, 2024

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holding Ltd.
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

       Re: Everbright Digital Holding Ltd.
           Draft Registration Statement on Form F-1
           Submitted June 28, 2024
           CIK No. 0002024876
Dear Leung Chun Yip:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted June 28, 2024
Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
       reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
 July 25, 2024
Page 2
2. Please revise your disclosure here and elsewhere as appropriate to accurately reflect your auditor. In this regard, we note that you discuss WWC, P.C. as your San Mateo, CA-based auditor within your disclosure. However, the auditor report and consent reflect that your auditor is OneStop Assurance PAC, a Singapore-based auditor.
3. Please revise your cover page to state that you did not adopt or maintain any cash management policies and procedures. We note your disclosure in the Prospectus
       Summary under the subheading "Transfers of Cash to and from Our Subsidiaries"
       beginning on page 3. In addition, disclose whether any cash transfers have been made between the holding company and any subsidiaries. In this regard, your disclosure only speaks to dividends and distributions.
4. Revise your cover page to discuss your status as a "controlled company," including voting power held by your Chairman and CEO, Dr. Leung Chin Yip, currently as well as post-
       offering and the implications of this control for other shareholders. Further, discuss the exemptions available to controlled companies pursuant to Nasdaq Stock Market Rules. In this regard, we note your disclosure in your Prospectus Summary on page 14 under
       "Implications of Our Being a "Controlled Company."" Revise your cover page and elsewhere as appropriate to consistently state whether you intend to rely on these exemptions. For example, on page 14 you do not state whether or not you intend to rely on the exemptions, on page 28 you state that you do not intend to rely on the exemptions, on pages 39 and 86 you state that "The exemption we intend to rely on is that a majority of our Board need not be independent directors," and on page 83 you state that you will have five independent directors. Revise for consistency.
5. Please revise your disclosure to state, where applicable, that you have a relied on the opinion of Khoo & Co., your Hong Kong counsel, as to the laws of Hong Kong, rather than "as advised by" this counsel. In addition, clarify whether your statement that you are not required to obtain permissions or approvals from any PRC authorities before listing in the United States, including the filings under the Trial Measure, and to issue Ordinary
       Shares to foreign investors or operate your business as currently conducted, including the
       CSRC, the CAC, is based on an opinion of Khoo & Co. as well.
Prospectus Summary
Overview, page 1

6. In the second paragraph of this section, you discuss your growth in terms of both revenue and net profit margins. For balance and context, here and elsewhere as appropriate, please disclose your net revenue in terms of dollars for the same periods. In addition, you disclose on page 50 that your revenue increased from 2022 to 2023 because the company had a full year of operations in 2023. Include comparable disclosure here and on page 70, and clarify how many months you were operating in 2022 as compared to 2023.
Summary of Risk Factors, page 8

7. Revise this section to provide a cross-reference to the relevant individual detailed risk factor and page number where each respective risk factor can be found. July 25, 2024
Page 3
8. Here and in your risk factors on page 19, you state that "we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges," yet elsewhere you disclose that you are not required to obtain approval from Chinese authorities to list on U.S. exchanges. Revise for consistency. Permission Required from Hong Kong and PRC Authorities, page 11

9. We note your disclosure that your "Hong Kong Operating Subsidiary has received all requisite permissions or approvals from the Hong Kong authorities to operate their business in Hong Kong, including but not limited to their business registration certificates." Please revise to list all permissions and approvals necessary to operate your business in Hong Kong and to offer the securities being registered to foreign investors.
Corporate Structure, page 14

10. Please revise your corporate structure diagram here and on page 56 to reflect the respective ownership interests in the entities by the various parties both as of date of this prospectus and upon completion of the offering (i.e., pre- and post-IPO). Further, please revise to (i) identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted and, with an eye towards clarity and consistency, (ii) revise the diagram to provide the full name of the respective entities and/or the abbreviated defined terms (e.g., Everbright Cayman in addition to
       "Company"). In this regard, we note your statement here that "HKUML is our direct wholly owned subsidiary." However, "HKUML," while we note that you disclose elsewhere refers to your Hong Kong operating subsidiary, Hong Kong United Metaverse
       Limited, this entity is not reflected in a consistent manner within your corporate structure diagram.
Risk Factors, page 17

11. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts
the company   s
       business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
Risks Related to Doing Business in the Jurisdictions in which We Operate
The Chinese government exerts substantial influence over the manner in which..., page 19

12. We note your disclosure within the risk factor here stating that "[a]lthough we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to direct legal impact on our PRC suppliers." However, on your cover page you state that "[f]urthermore, none of our customers and suppliers are located in Mainland China." Please revise your disclosure throughout the registration statement as appropriate to reconcile these statements.
Risks Related to Our Business and Industry
We have derived a substantial portion of our revenues from sales..., page 29

13. Please revise to disclose the names of the customers to which the company's business and profitability is dependent. Further, please disclose whether any of the customers referenced in this section are related parties. Refer to Item 4.B.6 of
Part I of Form 20-F.
 July 25, 2024
Page 4

We have derived a substantial portion of our balance of accounts from one supplier..., page 30

14. With an eye towards context and proportionality, please revise this section to provide dollar amounts at issue with regard to your balance of accounts outstanding, including one supplier that accounted for 100% of the total balance of accounts payable. Additionally, please expand your risk factor to discuss why you have not settled this balance and the underlying reasons the now settled suppliers accounts previously accrued.
We enter service agreements with our customers. If we fail to meet these contractual commitments..., page 31

15. Please revise your disclosure here and elsewhere throughout your registration statement as appropriate to disclose whether the customer and supplier agreements you enter into are written agreements or something else, as well as discuss the key terms of the agreements.
       Consider whether any agreements should be filed in compliance with Item 601(b)(10) of
       Regulation S-K.
Our business and operations may be materially and adversely affected..., page
32

16. Please revise this risk factor and disclosure elsewhere throughout your prospectus to provide a updated discussion regarding the current status of COVID-19, especially within the context of the PRC and Hong Kong, and its current and potential impacts on your business, profitability and results of operations.
Enforceability of Civil Liabilities, page 43

17. Please revise this section to disclose whether one or more of your directors, officers or members of senior management are located in the PRC or Hong Kong and, if this is the case, please (i) identify the relevant individuals, and (ii) revise this section consistent with
       Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions) in the relevant jurisdictions. We note your statement here and in your Risk Factors section on page 29 that "[a]ll of our directors and officers reside outside of the United States and substantially all of their assets are located outside of the United States."
18. Revise this section to provide discussion regarding all relevant jurisdictions, including the
       British Virgin Islands (BVI).
Business
Overview, page 69

19. Please revise your disclosure to briefly expand your discussion regarding your suppliers.
       For example, discuss with greater specificity what goods or services your suppliers provide. We note your statement here and throughout your prospectus that you are "also taking a hands-on approach to developing a custom metaverse solution for [your customers'] clients by directly collaborating with suppliers on the design and implementation." Additionally, you state that on page 70, for example, that you "will liaise with the most suitable supplier to execute such IP design." Please clarify and briefly explain.
 July 25, 2024
Page 5
20. Please revise this section and your disclosure throughout your registration statement, generally, to provide brief and appropriate context where appropriate regarding the number of employees dedicated to your business operations and revenue generating activities. In this regard, we note your disclosure on page 77 under "Employees" that reflects a total of 8 employees with one employee dedicated to "Operations."
Related Party Transactions, page 89

21. It appears the amount due from Bauhinia Holdings as of December 31, 2023 has been omitted from the table. Please revise or otherwise advise.
22. In the related party transactions table on page 90, you disclose staff secondment fees charged by Wai Fung Investment International Group as a positive
amount due from    the
       related party, which appears to be inconsistent with the amounts due to Wai Fung
       Investment International Group disclosed in the related party balances table on page 89.
       Please revise to reconcile the difference.
23. We note your disclosure regarding the entry into a rental agreement with Bauhinia
       Holdings, an entity controlled by the mother of your CEO, for a monthly rent amount of
       HK$30,000. Please file this agreement as an exhibit in compliance with
Item 601(b) of
       Regulation S-K.
Consolidated Statements of Cash Flows, page F-6

24. Please tell us your basis to present the change in amounts due with related parties balance within operating activities rather than financing activities. Notes to the consolidated financial statements
2. Significant accounting policies
Revenue recognition, page F-9

25. Your statement that your revenue is from sales of products appears to be inconsistent with your disclosure that you have one stream of revenue which is from the provision of marketing services in Hong Kong. Please revise your disclosure to address this discrepancy. We also note that you present revenue recognized at a point in time and over time in Note 7, and receipt in advance in your consolidated balance sheet. Please expand your revenue recognition accounting policy to provide all required disclosures in ASC
       606-10-50, as applicable.
Leases, page F-9

26. It appears that you adopted ASC 842 in fiscal year ended December 31, 2023. Please clarify your adoption date and explain whether your adoption of ASC 842 met the requirement in ASC 842-10-65-1(b) which states that private companies are required to apply this standard for fiscal years beginning after December 15, 2021. Please also provide the transition disclosures required in ASC 842-10-65-1.
General

27. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
 July 25, 2024
Page 6

       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at
202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Yarona L. Yieh